SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CARDINAL HEALTH, INC.

(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Common shares, without par value

(Title of Class of Securities)

14149Y108

(CUSIP Number of Class of Securities)

Cardinal Health, Inc.

7000 Cardinal Place

Dublin, Ohio 43017

(614) 757-5000

Attention: Corporate Secretary

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Ronald O. Mueller, Esq.

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, NW

Washington, DC 20036

(202) 955-8500

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Form or Registration No.: N/A
Filing Party: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

On May 8, 2009, Cardinal Health, Inc. (the “Company”) filed a Preliminary Proxy Statement for a Special Meeting of Shareholders to be held on or about June 23, 2009 (the “Preliminary Proxy Statement”), which contains a proposal to be submitted to the Company’s shareholders to approve a stock option exchange program for employees other than the Company’s directors, named executive officers and former employees (the “Proposed Option Exchange Program”). In connection with the Proposed Option Exchange Program, the Company is herewith filing:

a)	the Preliminary Proxy Statement;

b)	an Email to eligible employees dated May 8, 2009, regarding the Proposed Option Exchange Program; and

c)	a Q&A for employees regarding the Proposed Option Exchange Program, initially distributed May 8, 2009.

Neither the Preliminary Proxy Statement nor the communications attached as exhibits to this Schedule TO constitute an offer to holders of the Company’s outstanding stock options to exchange those options.

The Proposed Option Exchange Program has not yet commenced. The Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”) upon the commencement of the Proposed Option Exchange Program. Persons who are eligible to participate in the Proposed Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Proposed Option Exchange Program.

In connection with the proposal to be voted on by the Company’s shareholders to approve the Proposed Option Exchange Program, the Company has filed a preliminary proxy statement with the SEC and intends to file other relevant materials with the SEC, including a definitive proxy statement. The Company’s shareholders are urged to read such materials as and when they become available and before making any voting decision regarding the Proposed Option Exchange Program, because they will contain important information about the proposal to be voted on by shareholders with respect to the Proposed Option Exchange Program.

The Company’s shareholders and option holders will be able to obtain the written materials described above and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, shareholders and option holders may obtain free copies of the documents filed by the Company with the SEC on the Company’s website at the investor page on www.cardinalhealth.com.

Item 12. Exhibits

Exhibit Number	Description

99.1	Preliminary Proxy Statement for the Special Meeting of Shareholders (filed with the SEC on May 8, 2009, and incorporated herein by reference).

99.2	Email to eligible employees dated May 8, 2009, regarding the Proposed Option Exchange Program.

99.3	Q&A for employees regarding the Proposed Option Exchange Program, initially distributed May 8, 2009.